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                             October 20, 2021

       Yan Ping Sheng
       Chief Executive Officer
       JJY Holding Group
       528 Pudong South Road, 16th Floor
       Shanghai, 200120, China

                                                        Re: JJY Holding Group
                                                            Registration
Statement on Form 10-12G
                                                            Filed September 21,
2021
                                                            File No. 000-56343

       Dear Mr. Sheng:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Registration Statement on Form 10 filed September 21, 2021

       Introductory Comment, page 1

   1. Please note that your registration statement becomes effective automatically 60 days after its initial filing. You
will then be subject to the reporting requirements of the Exchange
                                                        Act of 1934 even if
comments remain outstanding. In that case consider withdrawing the
                                                        Form 10 before it
becomes effective automatically and submitting a new registration statement when you
respond to our comments.
   2. Please reconcile the statement in the Introductory Comment that you are a blank check company whose business
plan is to engage in a merger or acquisition with an unidentified company with your
disclosure under Item 1(b) that your business plan involves trading agricultural products,
food processing, or supply chain management for supermarkets.
                                                        Please revise
throughout your filing as appropriate to clarify your business plan.
 Yan Ping Sheng
FirstName LastNameYan  Ping Sheng
JJY Holding  Group
Comapany
October 20,NameJJY
            2021   Holding Group
October
Page 2 20, 2021 Page 2
FirstName LastName
3. We note that your principal executive offices are located in China, that your executive officer and director is located in and has significant ties to China, and that you may seek to acquire a company that may be based in China or Hong Kong in an initial business combination. Please disclose this prominently in your Introductory Comment. Your disclosure also should describe the legal and operational risks associated with being based in or acquiring a company that does business in China. Your disclosure should make clear whether these risks could result in a material change in your or the
target company   s post-
         combination operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions
by China   s
         government, such as those related to the use of variable interest entities and data security
         or anti-monopoly concerns, has or may impact the company   s ability
to conduct its
         business, accept foreign investments, or list on an U.S. or other foreign exchange. Your
         Risk Factor section should address, but not necessarily be limited to, the risks highlighted in your Introductory Comment.
4. Given that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the
company   s operations
         may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding
         company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
5.       Disclose the risks from acquiring a company whose corporate structure or whose
         operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in
         China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value
 Yan Ping Sheng
FirstName LastNameYan  Ping Sheng
JJY Holding  Group
Comapany
October 20,NameJJY
            2021   Holding Group
October
Page 3 20, 2021 Page 3
FirstName LastName
         of such securities to significantly decline or be worthless.
6. Disclose each permission that you are required to obtain from Chinese authorities to operate and issue securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
7. Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
         U.S. investors that may apply after a business combination with a company based in
         China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
8. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities.
Item 1. Business, page 2

9. We note your disclosure that in 2020, the company changed its name to JJY Holding
         Group, but the disclosure in the Introductory Comment on page i, the by-laws filed as
         Exhibit 3.1 and the amended and restated certificate of incorporation filed as Exhibit 3.2 continue to reflect the company's name as BeesFree, Inc. Please file updated by-laws and certificate of incorporation, or revise the disclosure as appropriate.
Item 1A. Risk Factors, page 5

10. To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.
11. Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the event that your target is a
         China-based company.
12.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business and/or the business of any China-based company that you may target for an
 Yan Ping Sheng
JJY Holding Group
October 20, 2021
Page 4
       initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
       based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
13. In light of recent events indicating greater oversight by the Cyberspace Administration of
       China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and/or your business on a post-combination basis.
There is presently no public market..., page 10

14. Please reconcile your statement that your common stock is not currently trading on any market with the statement on page 9 that your common stock is quoted on the OTC
       Markets.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 13

15. Please reconcile your disclosure here and on page 15 that Mr. Sheng purchased the 30 million shares reflected in the table from Bryan Glass with your statement on page 1 that
       World Financial Holdings Group Co. Limited purchased these shares, and revise your beneficial ownership table disclosure pursuant to Item 403 of Regulation S-K as appropriate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Paul Cline at 202-551-3851 or Robert Telewicz at 202-551-3438 if you
have questions regarding comments on the financial statements and related matters. Please contact Patrick Costello at 202-551-8742 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                             Sincerely,
FirstName LastNameYan Ping Sheng
                                                             Division of
Corporation Finance
Comapany NameJJY Holding Group
                                                             Office of Real
Estate & Construction
October 20, 2021 Page 4
cc:       Rhonda Keaveny
FirstName LastName